EXHIBIT 99.1

GOLD STANDARD’S GEOPHYSICAL PROGRAM IDENTIFIES NEW TARGETS
WITH KEY SIMILARITIES TO NORTH DARK STAR OXIDE GOLD DISCOVERY

May 24, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today reported results from a controlled source audio magneto-telluric (CSAMT) survey recently completed over a significant portion of the Dark Star Corridor (DSC) which hosts the high grade North Dark Star gold discovery and the Dark Star resource on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The survey successfully defined a series of drill targets with structural signatures similar to last year’s North Dark Star discovery.

Jonathan Awde, CEO and Director of Gold Standard commented: “We are very excited about the new targets identified through this year’s CSAMT as they are a key factor in this year’s exploration program. We are in the very early stages of what we believe will be a major discovery on our Dark Star target.”

The CSAMT survey was designed to: (1) provide further subsurface definition of the DSC and its associated horst-bounding faults; (2) identify the favorable Pennsylvanian-Permian carbonate rocks which host gold mineralization in the DSC and; (3) guide the 2016 drill program.  Within the DSC, the gold mineralization at both the new North Dark Star discovery and the Dark Star maiden resource occurs within a horst (uplifted block) of permissive Pennsylvanian-Permian host rocks in the footwall of a large-displacement normal fault on the east side of the horst.  This configuration is a well-documented control for gold mineralization on the Carlin Trend and is amenable to definition by CSAMT.  Click the following link for a CSAMT depth slice (plan view) and cross section showing the prospective structure of the Dark Star Corridor (http://goldstandardv.com/lp/csamt-maps/ ).  Nine east-west oriented CSAMT lines totaling 21.6 line-km were completed by Zonge International Inc. and interpreted by James Wright of Wright Geophysics Inc. in April 2016.  Individual lines were spaced 200 to 500m apart to cross the north-striking, dike-filled Dark Star Corridor (DSC) at right angles.

Key Highlights of the 2016 CSAMT Program

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The survey successfully defined horst-bounding faults associated with the DSC, a critical element in planning drill holes targeting the east side of the horst.  In this location, CSAMT identified a significant north-striking, east-dipping normal fault that juxtaposes favorable Pennsylvanian-Permian carbonate rocks in the footwall against Tertiary volcanic rocks to the east.  The intercepts of 15.4 meters of 1.85 grams gold per tonne (g Au/t) and 97.0 meters of 1.61 g Au/t in 2015 core hole DS15-13 occur in this setting (see January 21, 2016 news release).

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Running parallel to the DSC, and offset approximately 450m to the west, is a separate and distinct north-striking horst.  This horst is bounded on its east and west sides by major structures.  The horst does not crop out and is covered by about 80m of Tertiary and Quaternary overburden.  This horst has not been previously drill tested and represents a highly prospective new target at North Dark Star.

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The CSAMT survey indicates that the DSC extends an additional 0.7 km north along strike and under cover, off the northern end of mapped bedrock, where the horst is covered by about 200m of Tertiary and Quaternary overburden.  This northern extension represents a new, previously undrilled target.

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Gold mineralization at Dark Star and North Dark Star is proximal to the intersection of the DSC and a major west-northwest-striking fault that appears to splay off of the Bullion Fault Corridor to the west.

Mac Jackson, Gold Standard’s Vice president of Exploration stated: “CSAMT is a very important targeting tool for us.  We use gravity as first pass coverage to identify important, gold-controlling fault zones.  Then, we follow with CSAMT to provide greater resolution in locating individual fault strands and structural blocks with host rock that may have been mineralized.  This methodology has been particularly effective in the Dark Star Corridor, and we look forward to drilling the many quality targets highlighted in this CSAMT survey. ”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The Dark Star drill samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com